Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Transcript of video posted on Hewitt internal website, August 12, 2010:

Town Hall Questions & Answers Business

Russ Fradin:

While you’re thinking about formulating your questions; let me answer some of the basics. One, what is the basic rational for the combination, you know, in the few sound bites, “why are you guys doing this?” In essence, we have the leadership position and the premier brand amongst global accounts, and so if you look at our client base whether you are talking about Verizon, AT&T or United Parcel Service or Boeing or Goldman Sachs, you know or on and on… we occupy the high ground with global accounts.

Aon has a smaller presence there, and really has an enormous presence with the middle market. What have we been trying to do over the last three years? We have been trying to develop more and more middle market clients and so this combination will allow Aon to better serve large global clients and it will allow Hewitt to better service middle market clients.

Second, what is the other thing we have been trying to do? Go global in a major way. Even today, 70 percent of our revenue still comes from the U.S., and we are not able to serve clients as well on a global basis. Guess what? Aon has more that half of its revenue outside of the U.S. In fact if you look at our footprint around the world we are actually in a grand total of 30 countries, and I don’t know, Greg, how many countries are you guys in?

Greg Case:

110–120; quite a few.

Russ:

Yeah, so about three times as many as ours, and over the long term we clearly see the Risk and the Brokerage environment having more play in our environment. And so you see health care reform, you see the fact that we bought Senior Educators; we were going to go into the Brokerage business anyway and as health care reform rolls forward in the U.S., having a Brokerage platform and a Brokerage capability is key to our future.

So those are the sound bites.

Question:

I have a question specifically about the BPO business. It’s a question for Greg and then the flipside of that question is for Russ.

So, the question for Greg is: What interested you in the BPO business? Did you consider splitting up Hewitt as a part of the acquisition? And if not, what specify attracted you to BPO?

Greg Case Answer:

Great, Thank you for the question. I will tie it back to where Russ was on the previous question. This whole combination is about growth, it’s about opportunity, it’s about how we continue to build. Take two firms, two great firms in their own right made a lot, done a lot of progress. Think about the 70-year history of Hewitt, all you have done—bringing these firms together and growing and building for the future—and I will say from an Aon’s perspective we want and need all three businesses, want and need all three businesses to succeed. In fact we need them to succeed even more as they were before. That is why the thesis here has to be about coming together and building, coming together and building.

So BPO for us; well first of all we love the story of what you have been able to do for the last few years. It’s exceptional, it’s industry leading, it’s monumental, and you think about what you have been able to do in BPO; it’s been the absolute epitome of being able to do that. We love that story.

Question:

And the flip side of that question for Russ is: What do you think the advantages are to the BPO business being owned by Aon? And do you expect us to be a stronger business as a result?

Russ Fradin Answer:

In terms of the flip side of the question, I mean there is a few people here, there’s a few people in the Woodlands, in Charlotte, and around the world who have been on this BPO adventure. You know BPO really has gone from the train wreck to the beauty queen, and you know from when I first joined all the questions were “how quickly can we dump this dog?” And “my god look at the pain it’s causing” to “Oh my god, we are the leader in this industry and we’re making money.” So the misnomer, and I created part of the problem, is calling it a business. It’s a product line.

Look at Bank of America. Bank of America, Fidelity’s largest client, they can’t figure out how to make BPO work—we can. What happens? We compete on the contract at Bank of America and they commit to join us as our newest and largest BPO client. Oh by the way, we say to them, what about your Health & Welfare Benefits Administration? I don’t know if people know that but $20 million dollars of the Bank of America contract is pure Benefits Administration and that just kind of came along. Guess who is one of largest Consulting clients? Bank of America.

So this is the gift that keeps giving. You know, so from that standpoint it’s going to make all of us better; it’s going to make all of us stronger. We are enormously grateful for what all of you folks have done who are involved in the BPO business, have done to regain our mojo. We are on a roll. I think Aon has said nothing other than they want to invest and make sure that we pick-up momentum in doing that, so if I were in BPO I would be feeling even better than a few weeks ago.

Question:

Greg, you have spent a lot of time creating Aon United. Because you’ve grown through acquisitions, what steps have you taken to create more consistency in talent and quality across your regions, offices and businesses?

Greg Answer:

If you take a step back, the idea of Aon United is a pretty simple one. Aon grewup through hundreds of acquisitions over the last 20 years, and by the way there are some great things about that. One of the things is that we are in 120 countries. We have the most incredible local feel you can imagine, and I joined a little over 5 years ago. I had high expectations in terms of the local connection and I was blown away. Where literally anywhere in the world you go, Aon is there and Aon is there in very, very deep relationships.

So we started something a year ago that we call Aon United, which is really taking some of the best practices around the world and really scaling them up more effectively. And, we spent the better part of last year talking about how we work together and there is also a lot of energy at Aon right now around Aon United. And if you think about it, you have a Risk firm, Aon Risk Solutions, Aon Benfield, which is the biggest Reinsurance provider in the world, and now Aon Hewitt all around Aon United, a global capability we can deliver to our clients in a very, very local way. We think that will be very, very powerful in the context of that.

Aon Hewitt and Hewitt as a contributor is going to be, you know, essential in the context of how that progresses.

Question:

I’m curious to hear what Greg and Russ’s perspective are on what may be the India strategy for Aon Hewitt, given that Hewitt has about 7,000 associates in India today?

Russ Answer:

If I could, you know this is something where it’s not just exciting, it really, if I were in India right now, this is really great stuff. Meaning that the adventure that we have been on, and the amount of work we have been able to jointly share between, in whether it’s the U.S. or Europe and India and the fact that we have, well, almost 1/3 of our workforce in India today. Aon is very, very early in that journey, so if you look at the opportunity that Aon has, whether it’s in their Outsourcing organization or their Consulting Organization, frankly we’ve talked about this in the Risk organization, that our employment base in India will be doing nothing but go up over time and there will be more and exciting opportunities for all the associates who may be listening in from India. Greg, if you want?

Greg:

Hewitt, to us, has such great capabilities around the world. Ah, the three areas around Ben. Admin. BPO and what is happening on Consulting, incredible capabilities in this room and literally around the world and in India tour de force. Tour de Force for us, great capability, tremendous proven capability, we are very excited about, again, about how we come together to fully capture the opportunities around the world and including in India, and I concur with Russ you are going to see tremendous opportunities not just inside of Aon Hewitt, but across all of Aon in the context of India. Very very exciting from our standpoint.

Question:

What will Aon Hewitt’s strategy be on technology integration? Does Aon believe in outsourcing of technology or in sourcing?

Russ:

For those of you that don’t know, Greg Besio also serves as the CIO of Aon, so you have got the right man.

Greg Besio:

As the former CIO of Aon, I have said again, we are amazed at the technology that Hewitt has and its been one of the things I have been personally most excited about around this combination. Historically, Aon has not been as strong in technology and has been more outsourced, and I think as we look at the combination and look at what we can do, I can see us moving strongly away from that trend, because we just didn’t have the capability, we just didn’t have the scale, and now we do.

Russ:

Let me tell you one of the hardest things we are all going to go through—and I see myself already going through it—is we are going to get to a period where, you know, are we doing it “our way” or are we doing it “their way” and it’s going to be hard to just lose that identity and say “we are going to do it the right way.” And let’s not be judgmental about whether this was what Aon was doing first or what Hewitt was doing first.

Let’s do what’s right for the clients. Let’s do what provides more value and lower cost, because that’s what clients want. Let’s make the right set of choices, and that is going to involve some change. We are not sitting here saying this is going to be easy. It’s going to be hard and we wouldn’t be going through it if we weren’t getting to a much more competitive place and over time, even with the short term pain, there will be greater growth, more opportunity, and we will be in a much better place and that is really where we really need to lose the identities.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt to approve the proposed merger; the failure of the stockholders of Aon to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, on July 26, 2010, Aon filed with the SEC a registration statement on Form S-4, which included a preliminary joint proxy statement of Aon and Hewitt that also constitutes a preliminary prospectus of Aon. Aon intends to file with the SEC a definitive joint proxy statement/prospectus, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Aon and Hewitt will each mail the definitive joint proxy statement/prospectus to its stockholders. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either Aon or Hewitt with the SEC regarding the proposed transaction when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

# # #